Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces Gross Transaction Value for the Second Quarter of 2021

GUIYANG, China, July 27, 2021 /PRNewswire/ —Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced that the Company facilitated 36.0 million fulfilled orders with Gross Transaction Value (“GTV”) of RMB74.0 billion in the second quarter ended June 30, 2021, representing 87.9% and 57.8% year-over-year growth, respectively.

As previously announced by the Company, the Cybersecurity Review Office (“CRO”) of the Cyberspace Administration of China has initiated a cybersecurity review of FTA’s Yunmanman apps and Huochebang apps. FTA will fully cooperate with the CRO to facilitate its review process. During the cybersecurity review, Yunmanman apps and Huochebang apps are required to suspend new user registration, and the extent of the impact on FTA’s business will be affected by the duration of the suspension, among others. FTA believes the review will not affect the existing users of FTA’s mobile apps.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform, connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services including freight listing service, freight brokerage service and online transaction service. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas stations operators. With a mission to make logistics better, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect is systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: FTA@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com